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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cumulus Media Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
231082108
(CUSIP Number)
Frank J. Marinaro, Esq.
Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: (212) 449-1000

Merrill Lynch, Pierce, Fenner& Smith Incorporated
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: (212) 449-1000

with a copy to:
Stephen R. Hertz, Esq.
Debevoise& Plimpton LLP
919 Third Ave
New York, NY 10022
Telephone: (212) 909-6453
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: Merrill Lynch, Pierce, Fenner k Smith Incorporated

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		123,400 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

123,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

123,400 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BD, IA, CO

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: Merrill Lynch k Co., Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		123,400 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

123,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

123,400 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

Item 1. Security and Issuer
          This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Cumulus Media Inc., a corporation incorporated under the laws of the State of Delaware (the “Company”). The address of the principal executive offices of the Company is 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305.
Item 2. Identity and Background
          This Statement is being filed jointly by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Merrill Lynch & Co., Inc. (“ML&Co”) (MLPF&S and ML&Co, each a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the Common Stock. MLPF&S is a direct wholly owned subsidiary of ML&Co. MLGPE Fund US Alternative, L.P. (“MLGPE Fund”) and ML IBK Positions, Inc. (“ML IBK”) are affiliates of the Reporting Persons and in the case of MLGPE Fund, signatory to the Interim Investors Agreement and the Equity Commitment Letter (as each is defined below) and in the case of ML IBK, signatory to the Limited Guarantee (as defined below). MLGPE Fund and ML IBK do not beneficially own any Common Stock and are not Reporting Persons. Neither the present filing nor anything contained herein shall be construed as an admission that (a) any Reporting Person constitutes a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or (b) any combination of the Reporting Persons constitutes a “group” for any purpose.
          Attached hereto as Schedule I is a list of each of the Reporting Persons setting forth the following information with respect to each such person:
(a) name;

(b) principal business;

(c) state of organization (if the Reporting Person is an entity) or citizenship (if the Reporting Person is a natural person); and

(d) address of principal business and office.
          Attached hereto as Schedule II is a list of the executive officers and directors of each Reporting Person that is an entity setting forth the following information with respect to each such person:
(a) name;

(b) business address (or residence where indicated);

(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(d) citizenship.
          Other than as set forth on Schedule III, during the last five years, no person listed on Schedule I and, to the knowledge of the Reporting Persons, no person listed on Schedule II, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          This Item 2 is qualified in its entirety by reference to Schedule I, Schedule II and Schedule III, which are attached hereto and incorporated into this Item by reference.
          The Reporting Persons have entered into a Joint Filing Agreement dated as of July 30, 2007, a copy of which is attached as Exhibit 99.1 to this Statement.
Item 3. Source and Amount of Funds or Other Consideration
          The aggregate transaction value for the transactions contemplated by the Merger Agreement (as defined below) is approximately $1.3 billion. It is anticipated that the funding for the Merger (as defined below) will be in the form $286.0 million in cash contributed to Cloud Acquisition Corporation, a Delaware corporation (“Parent”), by MLGPE Fund, pursuant to the Equity Commitment Letter and $920.0 million in debt financing to be arranged by MLPF&S (and for which Merrill Lynch Capital Corporation will act as the agent) pursuant to the Debt Commitment Letter (as defined below), as described in further detail in Item 4 below. In addition, it is anticipated that approximately 5.1 million shares of Common Stock (or securities convertible into shares of Common Stock) will, pursuant to the Equity Rollover Letters (as defined below), be contributed to Parent, as described in further detail in Item 4 below.
Item 4. Purpose of Transaction
          On July 20, 2007, Lewis W. Dickey, Jr. and Merrill Lynch Global Private Equity (the “Sponsor”), on behalf of an investor group that also includes members of Mr. Dickey’s family (such family members together with Lewis W. Dickey, Jr., the “Rollover Investors”), submitted a written offer (the “Offer Letter”) to the Company’s board of directors to acquire all of the outstanding shares of the Company’s capital stock at a cash purchase price of $10.65 per share. In connection with the resulting negotiations with the board of directors, Lewis W. Dickey, Jr. and the Sponsor submitted an additional offer letter, dated July 22, 2007 (the “Revised Offer Letter”). Copies of the Offer Letter and the Revised Offer Letter are attached as Exhibits 99.2 and 99.3 to this Statement and are incorporated by reference herein.
          On July 23, 2007, a special committee of independent directors, which was formed to, among other things, consider the terms and conditions set forth in the Offer Letter, unanimously recommended that the Company’s full board of directors approve the Agreement and Plan of Merger (the “Merger Agreement”), among Parent, Cloud Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. Upon receipt of the recommendation of the special committee, the Company’s board of directors approved the Merger Agreement on July 23, 2007.
          Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each outstanding share of the Company’s common stock, other than (a) the Rollover Shares (as defined below), (b) shares owned by the Company, Parent or any wholly owned subsidiaries of the Company or Parent, or (c) shares owned by any stockholders who are entitled to and who have properly exercised appraisal rights under Delaware law, will be cancelled and converted into the right to receive $11.75 per share in cash.
          Consummation of the Merger is subject to various conditions, including approval of the Merger by the stockholders of the Company, FCC approval, and other customary closing conditions.
          It is contemplated that, upon the consummation of the Merger, the certificate of incorporation and the bylaws of the Company will be amended in their entirety to be substantially identical to the certificate of incorporation and the bylaws, respectively, of Merger Sub. Further, it is anticipated that, upon the consummation of the Merger, the directors of Merger Sub will be the directors of the Company. Upon the consummation of the Merger, it is contemplated that the Common Stock will be delisted from the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.
          A copy of the Merger Agreement is attached as Exhibit 99.4 to this Statement and is incorporated by reference herein.
          Concurrently with the execution of the Merger Agreement, each of the Rollover Investors delivered to Parent an equity rollover letter (collectively, the “Equity Rollover Letters”) pursuant to which they agreed to contribute an aggregate of 5,106,383 shares of Common Stock (the “Rollover Shares”) to Parent in exchange for equity securities of Cloud Holding Company, LLC, a Delaware limited liability company and the holder of all of the membership interests in Parent (“HoldCo”). Copies of the Equity Rollover Letters are attached as Exhibits 99.5-99.9 to this Statement and are incorporated by reference herein.
          On July 23, 2007, Parent obtained an equity commitment letter pursuant to which MLGPE Fund will contribute $286.0 million in cash in exchange for membership interests in HoldCo (the “Equity Commitment Letter”) and Merger Sub obtained a debt financing commitment for $1.02 billion in debt financing from Merrill Lynch Capital Corporation, as agent and MLPF&S, as arranger (the “Debt Commitment Letter”) for the transactions contemplated by the Merger Agreement. Copies of each are attached as Exhibits 99.10 and 99.11, respectively, to this Statement and are incorporated by reference herein.
          Additionally, concurrently with the execution of the Merger Agreement, the Rollover Investors entered into a voting agreement with Parent and the Company (the “Voting Agreement”), pursuant to which the Rollover Investors agreed, among other things, to vote (subject to certain conditions) all of the Common Stock beneficially owned by them in favor of the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, or in favor of any “Superior Proposals” (as defined in the Merger Agreement). A copy of the Voting Agreement is attached as Exhibit 99.12 to this Statement and is incorporated by reference herein.

          Simultaneously with the execution of the Merger Agreement, Lewis W. Dickey, Jr. entered into a Cooperation Agreement with the Company (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, during the period prior to consummation of the Merger, Lewis W. Dickey, Jr., solely in his capacity as Chief Executive Officer, agreed to cooperate with the special committee to solicit and respond to “Company Acquisition Proposals” (as defined in the Merger Agreement) to the extent permitted by the Merger Agreement. A copy of the Cooperation Agreement is attached as Exhibit 99.13 to this Statement and is incorporated by reference herein.
          On July 23, 2007, the Company issued a press release describing the Merger (the “Press Release”). A copy of the Press Release is attached as Exhibit 99.14 to this Statement and is incorporated by reference herein.
          Also, concurrently with the execution of the Merger Agreement, ML IBK delivered a limited guarantee (the “Limited Guarantee”) to the Company in respect of certain obligations of Parent and Merger Sub under the Merger Agreement. A copy of the Limited Guarantee is attached as Exhibit 99.15 to this Statement and is incorporated by reference herein.
          In connection with the transactions contemplated by the Merger Agreement, MLGPE Fund and the Rollover Investors entered into an Interim Investors Agreement with HoldCo and Parent (the “Interim Investors Agreement”), pursuant to which the parties agreed, among other things, to cause Parent to (1) satisfy its closing conditions under the Merger Agreement (subject to certain conditions), (2) obtain debt financing, (3) negotiate definitive arrangements with certain members of the Company’s current management, and (4) negotiate a limited liability company agreement for HoldCo. A copy of the Interim Investors Agreement is attached as Exhibit 99.16 to this Statement and is incorporated by reference herein.
          The information set forth in response to this Item 4 is qualified in its entirety by reference to the Offer Letter, the Revised Offer Letter, the Merger Agreement, the Equity Rollover Letters, the Voting Agreement, the Cooperation Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Press Release, the Limited Guarantee and the Interim Investors Agreement, each of which is filed as an exhibit hereto and is incorporated herein by reference.
          Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
          MLPF&S is the beneficial owner of approximately 123,400 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent less than 1% of all shares of Common Stock outstanding (based on the number of 36,726,247 shares of Common Stock and 644,871 shares of the Company’s Class C common stock, par value $.01 per share (the “Class C Common Stock”) outstanding as of June 30, 2007 as represented by the Company in the Merger Agreement).

          ML&Co is the beneficial owner of approximately 123,400 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent less than 1% of all shares of Common Stock outstanding (based on the number of 36,726,247 shares of Common Stock and 644,871 shares of Class C Common Stock outstanding as of June 30, 2007 as represented by the Company in the Merger Agreement).
               As a result of the arrangements described above and set forth in the Interim Investors Agreement and various matters described in Item 4 above, the Reporting Persons and the Rollover Investors may collectively be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act. As a consequence, each Reporting Person and the Rollover Investors may be deemed to beneficially own all shares of Common Stock beneficially owned by each other Reporting Person and the Rollover Investors. To the knowledge of the Reporting Persons, on July 23, 2007, the Rollover Investors beneficially owned the following number of Common Stock:
Lewis W. Dickey, Jr.
          Lewis W. Dickey, Jr. is deemed to beneficially own 5,138,010 shares of Common Stock as follows:
•	1,602,449 shares of Common Stock directly owned;

•	options to purchase 1,380,000 shares of Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Common Stock on a one-for-one basis, directly owned;

•	options to purchase 1,500,690 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Common Stock owned by DBBC, L.L.C. (“DBBC”) and deemed to be beneficially owned by Lewis W. Dickey, Jr. in his capacity as manager of DBBC.
          Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Common Stock, Lewis W. Dickey, Jr. would be deemed to beneficially own 5,138,010 shares, or 12.8% of the outstanding shares of Common Stock (based on the number of 36,726,247 shares of Common Stock and 644,871 shares of Class C Common Stock outstanding as of June 30, 2007 as represented by the Company in the Merger Agreement) .
John W. Dickey
          John Dickey is deemed to beneficially own 3,146,308 shares of Common Stock as follows:
•	1,767,246 shares of Common Stock directly owned; and

•	options to purchase 1,379,062 shares of Common Stock, which are exercisable within 60 days.
          Assuming exercise of all of the foregoing options, John W. Dickey would be deemed to beneficially own 3,146,308 shares, or 8.3% of the outstanding shares of Common Stock (based on the number of 36,726,247 shares of Common Stock and 644,871 shares of Class C Common Stock outstanding as of June 30, 2007 as represented by the Company in the Merger Agreement).
Michael W. Dickey, David W. Dickey and Lewis W. Dickey, Sr.
          Michael W. Dickey, David W. Dickey and Lewis W. Dickey Sr. are deemed to beneficially own 1,347,683 shares, or 3.7%, 1,254,352 shares, or 3.4%, and 884,000 shares, or 2.4%, of the outstanding shares of Common Stock, respectively (based on the number of 36,726,247 shares of Common Stock and 644,871 shares of Class C Common Stock outstanding as of June 30, 2007 as represented by the Company in the Merger Agreement).
          Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Common Stock, the Reporting Persons and the Rollover Investors would collectively beneficially own, in the aggregate, 28.3% of the issued and outstanding Common Stock (based on the number of 36,726,247 shares of Common Stock and 644,871 shares of Class C Common Stock outstanding as of June 30, 2007 as represented by the Company in the Merger Agreement). Other than as set forth in this Item 5, each Reporting Person hereby disclaims beneficial ownership of Common Stock owned by any other Reporting Person or the Rollover Investors.
          Other than as set forth above with respect to the Rollover Investors, none of the Common Stock reported in this Item are shares as to which any Reporting Person has a right to acquire that is exercisable within 60 days. None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II hereto, beneficially owns any Common Stock other than as set forth herein. Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Common Stock that are the subject of this Statement.
          Schedule III sets forth the transactions in the Common Stock which, to the knowledge of the applicable Reporting Person, have been effected during the preceding 60 days. All of the transactions set forth on Schedule III were effected in the ordinary course of business of the Reporting Persons and may reflect transactions in customer accounts over which the applicable Reporting Person has discretionary authority. The transactions in the shares of Common Stock described on Schedule III were effected on the NASDAQ Global Select Market. Except as described above, no transactions in the Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedule I or Schedule II hereto during the preceding 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Each of the Offer Letter, the Revised Offer Letter, the Merger Agreement, the Equity Rollover Letters, the Voting Agreement, the Cooperation Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Limited Guarantee and the Interim Investors Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.
          In connection with the consummation of the Merger, MLGPE Fund and the Rollover Investors intend to enter into one or more equity holders’ agreements, which are expected to contain provisions regarding management compensation, corporate governance, board seat allocation, limitations on transfers and other customary provisions found in such agreements.
          Except as described in this Item 6, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule II, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated July 30, 2007, among Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc.

99.2	Offer Letter, dated July 20, 2007 (incorporated by reference to Exhibit 99.2 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.3	Revised Offer Letter, dated July 22, 2007 (incorporated by reference to Exhibit 99.3 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.4	Agreement and Plan of Merger, dated July 23, 2007, among Cloud Acquisition Corporation, Cloud Merger Corporation and the Company (incorporated by reference to Exhibit 2.1 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.5	Equity Rollover Letter, dated July 23, 2007, from Lewis W. Dickey, Jr. (incorporated by reference to Exhibit 99.5 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

Exhibit	Description

99.6	Equity Rollover Letter, dated July 23, 2007, from John W. Dickey (incorporated by reference to Exhibit 99.6 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.7	Equity Rollover Letter, dated July 23, 2007, from Michael W. Dickey (incorporated by reference to Exhibit 99.7 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.8	Equity Rollover Letter, dated July 23, 2007, from David W. Dickey (incorporated by reference to Exhibit 99.8 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.9	Equity Rollover Letter, dated July 23, 2007, from Lewis W. Dickey, Sr. (incorporated by reference to Exhibit 99.9 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.10	Equity Commitment Letter, dated July 23, 2007, from MLGPE Fund US Alternative, L.P. (incorporated by reference to Exhibit 99.12 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.11	Debt Commitment Letter, dated July 23, 2007, from Merrill Lynch Capital Corporation and Merrill Lynch Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.13 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.12	Voting Agreement, dated July 23, 2007, by and among Cloud Acquisition Corporation, the Company, Lewis W. Dickey, Jr., John W. Dickey, Michael W. Dickey, David W. Dickey, and Lewis W. Dickey, Sr. (incorporated by reference to Exhibit 2.3 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.13	Cooperation Agreement, dated July 23, 2007, between Lewis W. Dickey, Jr. and the Company (incorporated by reference to Exhibit 2.2 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.14	Press Release, dated July 23, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.15	Limited Guarantee, dated July 23, 2007 from ML IBK Positions, Inc.

99.16	Interim Investors Agreement, entered into on July 27, 2007, to be effective as of July 23, 2007, by and among Cloud Holding Company, LLC, Cloud Acquisition Corporation, MLGPE Fund US Alternative, L.P. and the Rollover Investors named therein.

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Jonathan S. Santelli

Name: Jonathan S. Santelli
Title: Assistant Secretary
Date: July 30, 2007

MERRILL LYNCH & CO., INC.

By:	/s/ Jonathan S. Santelli

Name: Jonathan S. Santelli
Title: Assistant Secretary
Date: July 30, 2007

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated July 30, 2007, among Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc.

99.2	Offer Letter, dated July 20, 2007 (incorporated by reference to Exhibit 99.2 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.3	Revised Offer Letter, dated July 22, 2007 (incorporated by reference to Exhibit 99.3 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.4	Agreement and Plan of Merger, dated July 23, 2007, among Cloud Acquisition Corporation, Cloud Merger Corporation and the Company (incorporated by reference to Exhibit 2.1 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.5	Equity Rollover Letter, dated July 23, 2007, from Lewis W. Dickey, Jr. (incorporated by reference to Exhibit 99.5 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.6	Equity Rollover Letter, dated July 23, 2007, from John W. Dickey (incorporated by reference to Exhibit 99.6 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.7	Equity Rollover Letter, dated July 23, 2007, from Michael W. Dickey (incorporated by reference to Exhibit 99.7 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.8	Equity Rollover Letter, dated July 23, 2007, from David W. Dickey (incorporated by reference to Exhibit 99.8 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.9	Equity Rollover Letter, dated July 23, 2007, from Lewis W. Dickey, Sr. (incorporated by reference to Exhibit 99.9 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.10	Equity Commitment Letter, dated July 23, 2007, from MLGPE Fund US Alternative, L.P. (incorporated by reference to Exhibit 99.12 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

99.11	Debt Commitment Letter, dated July 23, 2007, from Merrill Lynch Capital Corporation and Merrill Lynch Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.13 of Lewis W. Dickey Jr.’s amendment to Schedule 13D filed on July 23, 2007).

Exhibit	Description

99.12	Voting Agreement, dated July 23, 2007, by and among Cloud Acquisition Corporation, the Company, Lewis W. Dickey, Jr., John W. Dickey, Michael W. Dickey, David W. Dickey, and Lewis W. Dickey, Sr. (incorporated by reference to Exhibit 2.3 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.13	Cooperation Agreement, dated July 23, 2007, between Lewis W. Dickey, Jr. and the Company (incorporated by reference to Exhibit 2.2 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.14	Press Release, dated July 23, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 8-K filed on July 23, 2007).

99.15	Limited Guarantee, dated July 23, 2007 from ML IBK Positions, Inc.

99.16	Interim Investors Agreement, entered into on July 27, 2007, to be effective as of July 23, 2007, by and among Cloud Holding Company, LLC, Cloud Acquisition Corporation, MLGPE Fund US Alternative, L.P. and the Rollover Investors named therein.

SCHEDULE I
REPORTING PERSONS
          The names and principal businesses of each of the Reporting Persons are set forth below. Unless otherwise noted, each of the Reporting Persons principal business and office address is 4 World Financial Center, North Tower, New York, NY 10080.

STATE OF
NAME	PRINCIPAL BUSINESS	ORGANIZATION
Merrill Lynch, Pierce, Fenner & Smith Incorporated	A registered broker-dealer and investment adviser that, together with its subsidiaries, provides investment, financing, and related services to individuals and institutions on a global basis.	Delaware

Merrill Lynch & Co., Inc.	A holding company that, through its subsidiaries and affiliates, provides investment, financial, insurance and related services on a global basis.	Delaware

SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS
     The names and principal occupations of each of the executive officers and directors of the Reporting Persons are set forth below. Unless otherwise noted, all of these persons have as their business address 4 World Financial Center, New York, NY 10080.

Merrill Lynch,
Pierce, Fenner &
Smith Incorporated	Present Principal Occupation	Citizenship
Rosemary T. Berkery Executive Officer	Executive Vice President; Vice Chairman; General Counsel of Merrill Lynch & Co., Inc.	United States

Candace E. Browning Director	President of Merrill Lynch Global Research	United States

Ahmass L. Fakahany Executive Officer	Executive Vice President; Co-President; Co-Chief Operating Officer of Merrill Lynch & Co., Inc.	United States

Gregory J. Fleming Director	Executive Vice President; Co-President; Co-Chief Operating Officer of Merrill Lynch & Co., Inc.	United States

Robert J. McCann Director and Executive Officer	Chairman and Chief Executive Officer; Vice Chairman, Global Private Client	United States

Carlos M. Morales Director	Senior Vice President	United States

Joseph F. Regan Executive Officer	First Vice President, Chief Financial Officer and Controller Merrill Lynch & Co., Inc. 95 Greene Street (8th Floor) Jersey City, NJ 07032	United States

Merrill Lynch & Co.,
Inc.	Present Principal Occupation	Citizenship
Rosemary T. Berkery Executive Officer	Executive Vice President; Vice Chairman; General Counsel	United States

Merrill Lynch & Co.,
Inc.	Present Principal Occupation	Citizenship
Carol T. Christ Director	President, Smith College c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Armando M. Codina Director	President and Chief Executive Officer of Flagler Development Group c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Virgis W. Colbert Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Alberto Cribiore Director	Managing Partner, Brera Capital Partners c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Jeffrey N. Edwards Executive Officer	Senior Vice President, Chief Financial Officer	United States

Ahmass L. Fakahany Executive Officer	Co-President; Co-Chief Operating Officer	United States

John D. Finnegan Director	Chairman of the Board, President and Chief Executive Officer of The Chubb Corporation c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Gregory J. Fleming Executive Officer	Co-President; Co-Chief Operating Officer	United States

Judith Mayhew Jonas Director	Member of the U.K. government’s Commission for Equality and Human Rights c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United Kingdom

Merrill Lynch & Co.,
Inc.	Present Principal Occupation	Citizenship
Robert J. McCann Executive Officer	Executive Vice President; President, Vice Chairman, Global Private Client	United States

E. Stanley O’Neal Director and Executive Officer	Chairman of the Board and Chief Executive Officer

Aulana L. Peters Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Joseph W. Prueher Director	Corporate Director, Consulting Professor to the Stanford-Harvard Preventive Defense Project c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Ann N. Reese Director	Co-Founder and Co-Executive Director of the Center for Adoption Policy c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038	United States

Charles O. Rossotti Director	Senior Advisor to The Carlyle Group c/o Corporate Secretary’s Office 222 Broadway, 17th Fl. New York, NY 10038	United States

Christopher B. Hayward Executive Officer	Senior Vice President, Finance Director	United States

SCHEDULE III
PURCHASE OR SALE OF COMMON STOCK
     Merrill Lynch, Pierce, Fenner & Smith Incorporated engaged in open market transactions, which are summarized below, to report (i) the type of transaction effected, (ii) the executed date of the transaction, (iii) the price per share at which the transactions were effected and (iv) the total amount of shares that were the subject of transactions effected on each day:

Buy/Sell	Executed Date	Price	Quantity
Sell	7/23/2007	11.07	100
Sell	7/23/2007	11.10	100
Sell	7/23/2007	11.02	100
Buy	7/20/2007	8.45	100
Sell	7/20/2007	8.41	100
Sell	7/20/2007	8.54	100
Sell	7/20/2007	8.46	100
Sell	7/20/2007	8.41	100
Sell	7/20/2007	8.44	100
Buy	7/20/2007	8.57	100
Buy	7/20/2007	8.55	100
Buy	7/20/2007	8.57	100
Buy	7/20/2007	8.57	66
Buy	7/20/2007	8.56	100
Buy	7/20/2007	8.57	34
Buy	7/20/2007	8.55	100
Buy	7/20/2007	8.45	100
Buy	7/20/2007	8.44	100
Buy	7/20/2007	8.41	59
Buy	7/20/2007	8.41	100
Buy	7/20/2007	8.46	100
Buy	7/20/2007	8.45	82
Buy	7/20/2007	8.57	100
Buy	7/20/2007	8.45	18
Buy	7/20/2007	8.41	41
Buy	7/20/2007	8.54	5
Buy	7/20/2007	8.51	100
Buy	7/20/2007	8.43	23
Buy	7/20/2007	8.43	100
Buy	7/20/2007	8.53	100
Buy	7/20/2007	8.43	41
Buy	7/20/2007	8.51	100
Buy	7/20/2007	8.44	59
Buy	7/20/2007	8.44	100
Buy	7/20/2007	8.54	100
Buy	7/20/2007	8.48	100
Buy	7/20/2007	8.45	100
Buy	7/20/2007	8.43	100
Buy	7/20/2007	8.43	36
Buy	7/20/2007	8.44	41
Buy	7/20/2007	8.54	95
Buy	7/20/2007	8.44	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/20/2007	8.54	100
Buy	7/20/2007	8.44	100
Buy	7/20/2007	8.46	100
Buy	7/20/2007	8.45	100
Buy	7/20/2007	8.46	100
Buy	7/20/2007	8.41	100
Buy	7/20/2007	8.47	5
Buy	7/20/2007	8.41	100
Buy	7/20/2007	8.42	72
Buy	7/20/2007	8.42	172
Buy	7/20/2007	8.44	100
Buy	7/20/2007	8.42	100
Buy	7/20/2007	8.40	100
Buy	7/20/2007	8.47	100
Buy	7/20/2007	8.47	100
Buy	7/20/2007	8.47	100
Buy	7/20/2007	8.42	28
Buy	7/20/2007	8.45	18
Buy	7/20/2007	8.40	72
Buy	7/20/2007	8.42	100
Buy	7/20/2007	8.46	5
Buy	7/20/2007	8.41	100
Buy	7/20/2007	8.42	100
Buy	7/20/2007	8.42	172
Buy	7/20/2007	8.42	20
Buy	7/20/2007	8.47	95
Buy	7/20/2007	8.45	82
Buy	7/20/2007	8.44	100
Buy	7/20/2007	8.43	100
Buy	7/20/2007	8.40	28
Buy	7/20/2007	8.39	100
Buy	7/20/2007	8.46	90
Buy	7/20/2007	8.42	100
Buy	7/20/2007	8.42	28
Buy	7/20/2007	8.42	28
Buy	7/20/2007	8.46	5
Buy	7/20/2007	8.42	41
Buy	7/20/2007	8.44	100
Buy	7/20/2007	8.43	100
Buy	7/20/2007	8.46	100
Buy	7/20/2007	8.42	39
Buy	7/19/2007	8.60	100
Buy	7/19/2007	8.62	100
Buy	7/19/2007	8.60	100
Buy	7/19/2007	8.59	200
Buy	7/19/2007	8.65	100
Buy	7/19/2007	8.60	100
Buy	7/19/2007	8.60	100
Buy	7/19/2007	8.69	100
Buy	7/19/2007	8.65	200
Buy	7/19/2007	8.65	100
Buy	7/19/2007	8.64	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/19/2007	8.65	100
Buy	7/19/2007	8.65	100
Buy	7/19/2007	8.62	100
Buy	7/19/2007	8.64	100
Buy	7/19/2007	8.63	100
Buy	7/19/2007	8.68	100
Buy	7/19/2007	8.63	200
Buy	7/19/2007	8.63	100
Buy	7/19/2007	8.63	100
Buy	7/19/2007	8.63	100
Buy	7/19/2007	8.60	100
Buy	7/19/2007	8.63	100
Buy	7/19/2007	8.60	200
Buy	7/19/2007	8.61	100
Buy	7/19/2007	8.71	100
Buy	7/19/2007	8.72	100
Buy	7/19/2007	8.72	100
Buy	7/19/2007	8.60	100
Buy	7/19/2007	8.73	100
Buy	7/19/2007	8.71	100
Buy	7/19/2007	8.67	100
Buy	7/19/2007	8.70	100
Buy	7/19/2007	8.71	100
Buy	7/19/2007	8.67	100
Buy	7/19/2007	8.73	100
Buy	7/19/2007	8.71	100
Buy	7/19/2007	8.77	100
Buy	7/19/2007	8.72	100
Buy	7/19/2007	8.72	100
Buy	7/19/2007	8.74	100
Buy	7/19/2007	8.73	100
Buy	7/19/2007	8.74	100
Buy	7/19/2007	8.76	100
Buy	7/19/2007	8.78	100
Buy	7/19/2007	8.77	100
Buy	7/19/2007	8.77	19
Buy	7/19/2007	8.77	81
Buy	7/19/2007	8.78	100
Buy	7/19/2007	8.77	200
Buy	7/19/2007	8.76	100
Buy	7/19/2007	8.78	100
Buy	7/19/2007	8.69	100
Buy	7/19/2007	8.69	100
Buy	7/19/2007	8.68	100
Buy	7/19/2007	8.68	100
Buy	7/19/2007	8.62	49
Buy	7/19/2007	8.62	51
Sell	7/19/2007	8.63	100
Sell	7/19/2007	8.64	100
Buy	7/19/2007	8.65	100

Buy/Sell	Executed Date	Price	Quantity
Sell	7/19/2007	8.61	100
Buy	7/19/2007	8.62	100
Buy	7/19/2007	8.77	7500
Sell	7/19/2007	8.77	7500
Sell	7/19/2007	8.77	7500
Buy	7/18/2007	8.80	100
Buy	7/18/2007	8.85	100
Buy	7/18/2007	8.82	100
Buy	7/18/2007	8.87	100
Buy	7/18/2007	8.82	100
Buy	7/18/2007	8.63	100
Buy	7/18/2007	8.79	100
Buy	7/18/2007	8.78	100
Buy	7/18/2007	8.73	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.65	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.64	100
Buy	7/18/2007	8.63	100
Buy	7/18/2007	8.56	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.57	100
Buy	7/18/2007	8.60	100
Buy	7/18/2007	8.59	100
Buy	7/18/2007	8.57	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.65	100
Buy	7/18/2007	8.65	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.57	100
Buy	7/18/2007	8.58	200
Buy	7/18/2007	8.56	100
Buy	7/18/2007	8.56	100
Buy	7/18/2007	8.56	100
Buy	7/18/2007	8.56	100
Buy	7/18/2007	8.58	41
Buy	7/18/2007	8.58	59
Buy	7/18/2007	8.85	100
Buy	7/18/2007	8.83	100
Buy	7/18/2007	8.81	100
Buy	7/18/2007	8.82	100
Buy	7/18/2007	8.81	100
Buy	7/18/2007	8.79	100
Buy	7/18/2007	8.82	100
Buy	7/18/2007	8.65	100
Buy	7/18/2007	8.63	100
Buy	7/18/2007	8.75	2
Buy	7/18/2007	8.79	100
Buy	7/18/2007	8.75	98
Buy	7/18/2007	8.77	100
Buy	7/18/2007	8.70	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/18/2007	8.80	100
Buy	7/18/2007	8.78	100
Buy	7/18/2007	8.72	100
Buy	7/18/2007	8.66	100
Buy	7/18/2007	8.71	100
Buy	7/18/2007	8.59	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.62	100
Buy	7/18/2007	8.63	100
Buy	7/18/2007	8.65	100
Buy	7/18/2007	8.65	100
Buy	7/18/2007	8.65	100
Buy	7/18/2007	8.64	100
Buy	7/18/2007	8.64	100
Buy	7/18/2007	8.65	100
Buy	7/18/2007	8.59	100
Buy	7/18/2007	8.59	100
Buy	7/18/2007	8.57	100
Buy	7/18/2007	8.60	67
Buy	7/18/2007	8.60	33
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.65	100
Buy	7/18/2007	8.62	28
Buy	7/18/2007	8.63	72
Buy	7/18/2007	8.64	100
Buy	7/18/2007	8.57	59
Buy	7/18/2007	8.59	100
Buy	7/18/2007	8.57	41
Buy	7/18/2007	8.59	100
Buy	7/18/2007	8.59	100
Buy	7/18/2007	8.57	100
Buy	7/18/2007	8.61	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.60	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.55	100
Buy	7/18/2007	8.57	200
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.56	200
Buy	7/18/2007	8.56	100
Buy	7/18/2007	8.56	100
Buy	7/18/2007	8.56	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.58	100
Buy	7/18/2007	8.58	100
Sell	7/18/2007	8.82	100
Buy	7/18/2007	8.81	100
Sell	7/18/2007	8.70	100
Buy	7/18/2007	8.72	100
Buy	7/18/2007	8.62	100

Buy/Sell	Executed Date	Price	Quantity
Sell	7/18/2007	8.61	100
Sell	7/18/2007	8.65	100
Buy	7/18/2007	8.56	100
Sell	7/18/2007	8.64	996
Sell	7/18/2007	8.64	100
Buy	7/17/2007	8.94	100
Buy	7/17/2007	8.96	100
Buy	7/17/2007	8.94	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.94	111
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.95	18
Buy	7/17/2007	8.95	38
Buy	7/17/2007	8.95	41
Buy	7/17/2007	8.95	92
Buy	7/17/2007	8.95	11
Buy	7/17/2007	8.92	200
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.95	82
Buy	7/17/2007	8.95	36
Buy	7/17/2007	8.95	51
Buy	7/17/2007	8.94	100
Buy	7/17/2007	8.95	31
Buy	7/17/2007	8.95	64
Buy	7/17/2007	8.95	8
Buy	7/17/2007	8.94	200
Buy	7/17/2007	8.94	89
Buy	7/17/2007	8.95	69
Buy	7/17/2007	8.95	33
Buy	7/17/2007	8.95	18
Buy	7/17/2007	8.95	8
Buy	7/17/2007	8.96	42
Buy	7/17/2007	8.96	100
Buy	7/17/2007	8.95	100
Buy	7/17/2007	8.96	200
Buy	7/17/2007	8.96	158
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.96	100
Buy	7/17/2007	8.96	100
Buy	7/17/2007	8.96	100
Buy	7/17/2007	8.96	200
Buy	7/17/2007	8.97	200
Buy	7/17/2007	8.94	100
Buy	7/17/2007	8.96	100
Buy	7/17/2007	8.98	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.95	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.98	200
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.97	59
Buy	7/17/2007	8.96	41
Buy	7/17/2007	8.96	33
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.96	41
Buy	7/17/2007	8.96	100
Buy	7/17/2007	8.96	26
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.99	100
Buy	7/17/2007	9.00	100
Buy	7/17/2007	8.99	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.98	67
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.98	33
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.97	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.98	100
Buy	7/17/2007	8.96	100
Sell	7/17/2007	8.96	100
Buy	7/16/2007	8.91	100
Buy	7/16/2007	8.96	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	17
Buy	7/16/2007	8.94	36

Buy/Sell	Executed Date	Price	Quantity
Buy	7/16/2007	8.94	49
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.93	200
Buy	7/16/2007	8.93	200
Buy	7/16/2007	8.94	17
Buy	7/16/2007	8.92	100
Buy	7/16/2007	8.94	64
Buy	7/16/2007	8.90	100
Buy	7/16/2007	8.94	83
Buy	7/16/2007	8.94	34
Buy	7/16/2007	8.92	100
Buy	7/16/2007	8.90	100
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.92	100
Buy	7/16/2007	8.92	100
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.98	100
Buy	7/16/2007	8.99	100
Buy	7/16/2007	8.98	100
Buy	7/16/2007	8.97	100
Buy	7/16/2007	8.98	100
Buy	7/16/2007	8.96	100
Buy	7/16/2007	8.96	100
Buy	7/16/2007	8.97	100
Buy	7/16/2007	8.99	100
Buy	7/16/2007	8.97	100
Buy	7/16/2007	8.97	100
Buy	7/16/2007	8.96	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.93	64
Buy	7/16/2007	8.95	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.93	36
Buy	7/16/2007	8.93	54
Buy	7/16/2007	8.95	100
Buy	7/16/2007	8.95	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.95	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.93	46
Buy	7/16/2007	8.95	100
Buy	7/16/2007	8.95	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.93	41

Buy/Sell	Executed Date	Price	Quantity
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.95	100
Buy	7/16/2007	8.94	18
Buy	7/16/2007	8.91	100
Buy	7/16/2007	8.92	100
Buy	7/16/2007	8.92	100
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.93	41
Buy	7/16/2007	8.93	43
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.90	100
Buy	7/16/2007	8.95	100
Buy	7/16/2007	8.95	100
Buy	7/16/2007	8.93	20
Buy	7/16/2007	8.93	21
Buy	7/16/2007	8.93	39
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.97	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.93	36
Buy	7/16/2007	8.91	100
Buy	7/16/2007	8.93	100
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.94	82
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.93	59
Buy	7/16/2007	8.94	100
Buy	7/16/2007	8.93	4500
Sell	7/16/2007	8.93	4500
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.97	99
Buy	7/13/2007	8.98	100
Buy	7/13/2007	8.97	1
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.97	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	8.98	100
Buy	7/13/2007	9.00	100
Buy	7/13/2007	8.98	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	9.03	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.03	262
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.05	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.04	100
Buy	7/13/2007	9.03	97
Buy	7/13/2007	9.03	38
Buy	7/13/2007	9.05	200
Buy	7/13/2007	9.03	3
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.01	74
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.04	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.02	26
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.00	100
Buy	7/13/2007	9.00	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.97	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.98	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	8.98	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.01	300
Buy	7/13/2007	8.97	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	8.99	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	8.99	100
Buy	7/13/2007	9.00	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.04	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.01	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.02	37
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.02	63
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.04	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.02	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.03	100
Buy	7/13/2007	9.05	100
Buy	7/13/2007	9.05	100
Sell	7/13/2007	8.97	100
Buy	7/13/2007	9.00	100
Buy	7/13/2007	9.05	1560
Sell	7/13/2007	9.05	1560
Sell	7/13/2007	8.97	100
Sell	7/13/2007	8.95	190
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.88	200
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.92	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.93	200

Buy/Sell	Executed Date	Price	Quantity
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.94	300
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.93	800
Buy	7/12/2007	8.94	700
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.93	200
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.93	200
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.90	300
Buy	7/12/2007	8.92	200
Buy	7/12/2007	8.88	65
Buy	7/12/2007	8.88	35
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.93	200
Buy	7/12/2007	8.94	26
Buy	7/12/2007	8.93	400
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.94	74
Buy	7/12/2007	8.94	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.89	200
Buy	7/12/2007	8.90	100
Buy	7/12/2007	8.92	100
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.89	200
Buy	7/12/2007	8.87	100
Buy	7/12/2007	8.87	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.92	200
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.87	100
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.88	19
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.88	81
Buy	7/12/2007	8.87	100
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.89	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.89	300
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.87	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.90	100
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.92	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.92	100
Buy	7/12/2007	8.93	200
Buy	7/12/2007	8.87	100
Buy	7/12/2007	8.92	200
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.90	100
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.87	100
Buy	7/12/2007	8.89	100
Buy	7/12/2007	8.87	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.87	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.94	200
Buy	7/12/2007	8.90	100
Sell	7/12/2007	8.89	100
Sell	7/12/2007	8.88	19
Sell	7/12/2007	8.88	300
Sell	7/12/2007	8.88	352
Buy	7/12/2007	8.88	1242
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	200

Buy/Sell	Executed Date	Price	Quantity
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	1
Buy	7/12/2007	8.88	100
Buy	7/12/2007	8.88	500
Buy	7/12/2007	8.90	100
Buy	7/12/2007	8.90	200
Buy	7/12/2007	8.90	500
Buy	7/12/2007	8.90	100
Buy	7/12/2007	8.90	200
Buy	7/12/2007	8.90	100
Buy	7/12/2007	8.90	100
Buy	7/12/2007	8.90	100
Buy	7/12/2007	8.90	100
Buy	7/12/2007	8.91	1100
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.91	100
Buy	7/12/2007	8.93	100
Buy	7/12/2007	8.95	100
Buy	7/12/2007	8.95	100
Buy	7/12/2007	8.95	200
Buy	7/12/2007	8.96	100
Buy	7/12/2007	8.98	234
Buy	7/12/2007	8.98	700
Buy	7/11/2007	9.08	6
Buy	7/11/2007	9.08	94
Buy	7/11/2007	9.07	100
Buy	7/11/2007	9.04	100
Buy	7/11/2007	9.03	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	9.00	100
Buy	7/11/2007	8.87	100
Buy	7/11/2007	9.16	40
Buy	7/11/2007	9.16	60
Buy	7/11/2007	9.12	100
Buy	7/11/2007	9.16	100
Buy	7/11/2007	9.08	94
Buy	7/11/2007	9.08	6
Buy	7/11/2007	9.08	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.95	100
Buy	7/11/2007	8.94	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	9.01	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	8.99	100
Buy	7/11/2007	8.98	80
Buy	7/11/2007	8.87	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/11/2007	8.98	20
Buy	7/11/2007	8.90	100
Buy	7/11/2007	8.89	100
Buy	7/11/2007	8.91	300
Buy	7/11/2007	8.93	200
Buy	7/11/2007	8.93	900
Buy	7/11/2007	8.94	100
Buy	7/11/2007	8.93	100
Buy	7/11/2007	8.89	200
Buy	7/11/2007	8.89	100
Buy	7/11/2007	8.89	200
Buy	7/11/2007	8.87	200
Buy	7/11/2007	8.89	300
Buy	7/11/2007	8.84	100
Buy	7/11/2007	8.94	300
Buy	7/11/2007	8.90	100
Buy	7/11/2007	8.90	100
Buy	7/11/2007	8.88	100
Buy	7/11/2007	8.89	300
Buy	7/11/2007	8.88	100
Buy	7/11/2007	8.89	400
Buy	7/11/2007	8.88	100
Buy	7/11/2007	8.88	90
Buy	7/11/2007	8.87	200
Buy	7/11/2007	8.89	10
Buy	7/11/2007	8.92	900
Buy	7/11/2007	8.91	100
Buy	7/11/2007	8.89	100
Buy	7/11/2007	8.89	200
Buy	7/11/2007	8.91	200
Buy	7/11/2007	8.88	100
Buy	7/11/2007	8.85	200
Buy	7/11/2007	8.93	100
Buy	7/11/2007	9.08	94
Buy	7/11/2007	9.04	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	9.00	100
Buy	7/11/2007	9.00	100
Buy	7/11/2007	9.09	100
Buy	7/11/2007	9.00	100
Buy	7/11/2007	9.03	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	9.03	100
Buy	7/11/2007	8.93	100
Buy	7/11/2007	8.93	100
Buy	7/11/2007	9.09	100
Buy	7/11/2007	9.08	6
Buy	7/11/2007	9.09	100
Buy	7/11/2007	9.07	100
Buy	7/11/2007	9.04	100
Buy	7/11/2007	9.09	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/11/2007	9.08	94
Buy	7/11/2007	9.08	100
Buy	7/11/2007	9.04	100
Buy	7/11/2007	9.08	6
Buy	7/11/2007	9.04	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.98	20
Buy	7/11/2007	8.98	80
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.94	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	8.96	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	8.94	100
Buy	7/11/2007	8.93	100
Buy	7/11/2007	8.91	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	9.01	100
Buy	7/11/2007	8.94	100
Buy	7/11/2007	8.94	100
Buy	7/11/2007	9.01	100
Buy	7/11/2007	9.01	100
Buy	7/11/2007	8.99	100
Buy	7/11/2007	9.02	100
Buy	7/11/2007	8.99	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.98	100
Buy	7/11/2007	8.98	20
Buy	7/11/2007	8.98	80
Buy	7/11/2007	8.86	100
Buy	7/11/2007	8.91	100
Buy	7/11/2007	8.88	200
Buy	7/11/2007	8.86	200
Buy	7/11/2007	8.89	100
Buy	7/11/2007	8.91	100
Buy	7/11/2007	8.85	100
Buy	7/11/2007	8.93	100
Buy	7/11/2007	8.87	100
Buy	7/11/2007	8.93	870
Sell	7/11/2007	8.93	870
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.27	100
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.27	100
Buy	7/10/2007	9.24	50
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.24	50

Buy/Sell	Executed Date	Price	Quantity
Buy	7/10/2007	9.24	100
Buy	7/10/2007	9.15	100
Buy	7/10/2007	9.15	52
Buy	7/10/2007	9.15	100
Buy	7/10/2007	9.10	26
Buy	7/10/2007	9.10	35
Buy	7/10/2007	9.15	48
Buy	7/10/2007	9.10	300
Buy	7/10/2007	9.11	34
Buy	7/10/2007	9.10	82
Buy	7/10/2007	9.10	39
Buy	7/10/2007	9.10	35
Buy	7/10/2007	9.10	65
Buy	7/10/2007	9.11	66
Buy	7/10/2007	9.10	18
Buy	7/10/2007	9.15	100
Buy	7/10/2007	9.11	100
Buy	7/10/2007	9.12	41
Buy	7/10/2007	9.12	41
Buy	7/10/2007	9.11	100
Buy	7/10/2007	9.12	17
Buy	7/10/2007	9.10	100
Buy	7/10/2007	9.15	100
Buy	7/10/2007	9.12	59
Buy	7/10/2007	9.12	42
Buy	7/10/2007	9.11	100
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.27	34
Buy	7/10/2007	9.22	23
Buy	7/10/2007	9.17	41
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.30	100
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.20	43
Buy	7/10/2007	9.17	59
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.26	200
Buy	7/10/2007	9.22	77
Buy	7/10/2007	9.22	100
Buy	7/10/2007	9.21	100
Buy	7/10/2007	9.18	18
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.25	200
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.25	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.28	66
Buy	7/10/2007	9.20	33
Buy	7/10/2007	9.27	100
Buy	7/10/2007	9.28	100
Buy	7/10/2007	9.20	24
Buy	7/10/2007	9.18	82
Buy	7/10/2007	9.24	100
Buy	7/10/2007	9.18	100
Buy	7/10/2007	9.13	100
Buy	7/10/2007	9.28	200
Buy	7/10/2007	9.28	200
Buy	7/10/2007	9.27	100
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.24	50
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.24	100
Buy	7/10/2007	9.24	50
Buy	7/10/2007	9.24	100
Buy	7/10/2007	9.24	100
Buy	7/10/2007	9.23	100
Buy	7/10/2007	9.25	100
Buy	7/10/2007	9.15	100
Buy	7/10/2007	9.13	100
Buy	7/10/2007	9.14	300
Buy	7/10/2007	9.14	100
Buy	7/10/2007	9.12	82
Buy	7/10/2007	9.14	200
Buy	7/10/2007	9.18	400
Buy	7/10/2007	9.17	400
Buy	7/10/2007	9.12	18
Buy	7/10/2007	9.14	300
Buy	7/10/2007	9.15	200
Buy	7/10/2007	9.16	100
Buy	7/10/2007	9.11	1320
Sell	7/10/2007	9.11	1320
Buy	7/9/2007	9.36	100
Sell	7/9/2007	9.33	100
Buy	7/9/2007	9.36	15000
Sell	7/9/2007	9.36	15000
Buy	7/6/2007	9.35	9000
Sell	7/6/2007	9.35	9000
Buy	7/5/2007	9.28	100
Buy	7/5/2007	9.28	100
Buy	7/5/2007	9.37	100
Buy	7/5/2007	9.33	100
Buy	7/5/2007	9.34	88
Buy	7/5/2007	9.34	12
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.33	100
Buy	7/5/2007	9.34	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.37	100
Buy	7/5/2007	9.33	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.35	100
Buy	7/5/2007	9.35	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.33	100
Buy	7/5/2007	9.35	100
Buy	7/5/2007	9.33	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.35	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.33	100
Buy	7/5/2007	9.33	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.34	100
Buy	7/5/2007	9.35	100
Buy	7/5/2007	9.33	9000
Sell	7/5/2007	9.33	9000
Buy	7/3/2007	9.35	100
Buy	7/3/2007	9.39	100
Buy	7/3/2007	9.40	100
Buy	7/3/2007	9.36	100
Buy	7/3/2007	9.37	100
Buy	7/3/2007	9.36	27
Buy	7/3/2007	9.36	100
Buy	7/3/2007	9.37	100
Buy	7/3/2007	9.36	100
Buy	7/3/2007	9.42	100
Buy	7/3/2007	9.34	100
Buy	7/3/2007	9.36	73
Buy	7/3/2007	9.36	100
Buy	7/3/2007	9.28	53
Buy	7/3/2007	9.28	18
Buy	7/3/2007	9.31	82
Buy	7/3/2007	9.28	100
Buy	7/3/2007	9.27	100
Buy	7/3/2007	9.31	18
Buy	7/3/2007	9.28	47
Buy	7/3/2007	9.26	100
Buy	7/3/2007	9.28	100
Buy	7/3/2007	9.28	100
Buy	7/3/2007	9.28	41
Buy	7/3/2007	9.28	82
Buy	7/3/2007	9.31	100

Buy/Sell	Executed Date	Price	Quantity
Buy	7/3/2007	9.31	18
Buy	7/3/2007	9.31	82
Buy	7/3/2007	9.28	100
Buy	7/3/2007	9.28	18
Buy	7/3/2007	9.32	100
Buy	7/3/2007	9.29	100
Buy	7/3/2007	9.31	100
Buy	7/3/2007	9.31	100
Buy	7/3/2007	9.32	100
Buy	7/3/2007	9.25	100
Buy	7/3/2007	9.31	100
Buy	7/3/2007	9.32	100
Buy	7/3/2007	9.31	100
Buy	7/3/2007	9.28	41
Buy	7/3/2007	9.32	100
Buy	7/3/2007	9.33	100
Buy	7/3/2007	9.32	100
Buy	7/3/2007	9.32	100
Buy	7/3/2007	9.31	100
Buy	7/3/2007	9.34	67
Buy	7/3/2007	9.34	33
Buy	7/3/2007	9.28	100
Buy	7/3/2007	9.28	100
Buy	7/3/2007	9.28	70
Buy	7/3/2007	9.28	30
Buy	7/3/2007	9.25	100
Buy	7/3/2007	9.31	100
Buy	7/3/2007	9.32	100
Buy	7/3/2007	9.31	100
Buy	7/3/2007	9.31	100
Buy	7/3/2007	9.28	100
Buy	7/3/2007	9.29	100
Buy	7/3/2007	9.29	100
Buy	7/3/2007	9.29	100
Buy	7/3/2007	9.29	100
Buy	7/3/2007	9.30	100
Buy	7/3/2007	9.27	3000
Sell	7/3/2007	9.27	3000
Buy	7/2/2007	0.00	2100
Buy	7/2/2007	9.39	53
Buy	7/2/2007	9.36	100
Buy	7/2/2007	9.36	47
Buy	7/2/2007	9.28	100
Buy	7/2/2007	9.32	149
Buy	7/2/2007	9.29	100
Buy	7/2/2007	9.29	100
Buy	7/2/2007	9.28	100
Buy	7/2/2007	9.29	100
Buy	7/2/2007	9.29	49
Buy	7/2/2007	9.32	151
Buy	7/2/2007	9.29	100
Buy	7/2/2007	9.29	5

Buy/Sell	Executed Date	Price	Quantity
Buy	7/2/2007	9.33	200
Buy	7/2/2007	9.28	100
Buy	7/2/2007	9.32	51
Buy	7/2/2007	9.29	95
Buy	7/2/2007	9.30	51
Buy	7/2/2007	9.32	49
Buy	7/2/2007	9.29	100
Buy	7/2/2007	9.40	100
Buy	7/2/2007	9.39	100
Buy	7/2/2007	9.40	100
Buy	7/2/2007	9.38	100
Buy	7/2/2007	9.39	6
Buy	7/2/2007	9.39	94
Buy	7/2/2007	9.34	30
Buy	7/2/2007	9.31	100
Buy	7/2/2007	9.33	100
Buy	7/2/2007	9.34	70
Sell	7/2/2007	9.39	53
Sell	7/2/2007	9.40	100
Sell	7/2/2007	9.38	1200
Sell	7/2/2007	9.39	100
Sell	7/2/2007	9.38	200
Sell	7/2/2007	9.39	200
Sell	7/2/2007	9.38	100
Sell	7/2/2007	9.39	100
Sell	7/2/2007	9.38	200
Sell	7/2/2007	9.40	100
Sell	7/2/2007	9.39	300
Sell	7/2/2007	9.39	700
Sell	7/2/2007	9.38	100
Sell	7/2/2007	9.38	100
Sell	7/2/2007	9.38	200
Sell	7/2/2007	9.39	1400
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.33	200

Buy/Sell	Executed Date	Price	Quantity
Sell	7/2/2007	9.33	200
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.33	200
Sell	7/2/2007	9.31	1
Sell	7/2/2007	9.31	100
Sell	7/2/2007	9.31	200
Sell	7/2/2007	9.28	300
Sell	7/2/2007	9.27	100
Sell	7/2/2007	9.27	100
Sell	7/2/2007	9.27	130
Sell	7/2/2007	9.27	100
Sell	7/2/2007	9.28	100
Sell	7/2/2007	9.27	30
Sell	7/2/2007	9.27	99
Sell	7/2/2007	9.27	100
Sell	7/2/2007	9.28	170
Sell	7/2/2007	9.27	70
Sell	7/2/2007	9.27	200
Sell	7/2/2007	9.27	100
Sell	7/2/2007	9.28	100
Sell	7/2/2007	9.27	200
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.27	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	200

Buy/Sell	Executed Date	Price	Quantity
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.27	100
Sell	7/2/2007	9.26	200
Sell	7/2/2007	9.26	200
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	300
Sell	7/2/2007	9.27	700
Sell	7/2/2007	9.26	200
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	600
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	200
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.27	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	200
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	200
Sell	7/2/2007	9.25	100

Buy/Sell	Executed Date	Price	Quantity
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	200
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.25	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	300
Sell	7/2/2007	9.26	100
Sell	7/2/2007	9.26	200
Sell	7/2/2007	9.26	200
Sell	7/2/2007	9.27	100
Sell	7/2/2007	9.27	300
Sell	7/2/2007	9.28	100
Sell	7/2/2007	9.28	100
Sell	7/2/2007	9.28	200
Sell	7/2/2007	9.28	200
Sell	7/2/2007	9.27	400
Sell	7/2/2007	9.40	100

Buy/Sell	Executed Date	Price	Quantity
Sell	7/2/2007	9.40	100
Sell	7/2/2007	9.40	100
Sell	7/2/2007	9.40	100
Sell	7/2/2007	9.40	100
Sell	7/2/2007	9.40	100
Sell	7/2/2007	9.40	100
Sell	7/2/2007	9.40	300
Sell	7/2/2007	9.41	500
Sell	7/2/2007	9.41	200
Sell	7/2/2007	9.41	600
Sell	7/2/2007	9.41	200
Sell	7/2/2007	9.38	100
Sell	7/2/2007	9.38	100
Sell	7/2/2007	9.37	100
Sell	7/2/2007	9.38	200
Sell	7/2/2007	9.39	100
Sell	7/2/2007	9.39	200
Sell	7/2/2007	9.37	900
Sell	7/2/2007	9.38	300
Sell	7/2/2007	9.37	100
Sell	7/2/2007	9.39	300
Sell	7/2/2007	9.39	600
Sell	7/2/2007	9.39	100
Sell	7/2/2007	9.37	800
Sell	7/2/2007	9.39	200
Sell	7/2/2007	9.37	100

Buy/Sell	Executed Date	Price	Quantity
Sell	7/2/2007	9.37	100
Sell	7/2/2007	9.38	1300
Sell	7/2/2007	9.38	2600
Sell	7/2/2007	9.38	900
Sell	7/2/2007	9.38	2300
Sell	7/2/2007	9.38	2300
Sell	7/2/2007	9.36	100
Sell	7/2/2007	9.35	100
Sell	7/2/2007	9.35	100
Sell	7/2/2007	9.35	100
Sell	7/2/2007	9.35	200
Sell	7/2/2007	9.35	200
Sell	7/2/2007	9.35	200
Sell	7/2/2007	9.35	100
Sell	7/2/2007	9.35	100
Sell	7/2/2007	9.35	100
Sell	7/2/2007	9.35	400
Sell	7/2/2007	9.35	100
Sell	7/2/2007	9.35	700
Sell	7/2/2007	9.35	100
Sell	7/2/2007	9.35	300
Sell	7/2/2007	9.35	200
Sell	7/2/2007	9.35	400
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.32	70
Sell	7/2/2007	9.32	100

Buy/Sell	Executed Date	Price	Quantity
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.30	100
Sell	7/2/2007	9.29	100
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.33	1300
Sell	7/2/2007	9.33	115
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.32	30
Sell	7/2/2007	9.29	100
Sell	7/2/2007	9.33	485
Sell	7/2/2007	9.33	830
Sell	7/2/2007	9.32	200
Sell	7/2/2007	9.30	100
Sell	7/2/2007	9.29	100
Sell	7/2/2007	9.29	100
Sell	7/2/2007	9.29	100
Sell	7/2/2007	9.29	100
Sell	7/2/2007	9.33	100
Sell	7/2/2007	9.30	100
Sell	7/2/2007	9.29	100
Sell	7/2/2007	9.28	200
Sell	7/2/2007	9.28	179
Sell	7/2/2007	9.28	200

Buy/Sell	Executed Date	Price	Quantity
Sell	7/2/2007	9.32	70
Sell	7/2/2007	9.30	800
Sell	7/2/2007	9.28	300
Sell	7/2/2007	9.28	200
Sell	7/2/2007	9.28	21
Sell	7/2/2007	9.28	300
Sell	7/2/2007	9.30	1800
Sell	7/2/2007	9.28	200
Sell	7/2/2007	9.30	1200
Sell	7/2/2007	9.33	400
Sell	7/2/2007	9.28	200
Sell	7/2/2007	9.28	100
Sell	7/2/2007	9.30	400
Sell	7/2/2007	9.30	1400
Sell	7/2/2007	9.33	200
Sell	7/2/2007	9.30	300
Buy	7/2/2007	9.28	100
Buy	7/2/2007	9.28	100
Sell	6/29/2007	9.45	52
Sell	6/29/2007	9.45	1
Buy	6/29/2007	9.41	100
Buy	6/29/2007	9.35	100
Buy	6/29/2007	9.44	100
Buy	6/29/2007	9.28	59
Buy	6/29/2007	9.38	59
Buy	6/29/2007	9.38	33
Buy	6/29/2007	9.38	8
Buy	6/29/2007	9.38	200
Buy	6/29/2007	9.28	41
Buy	6/29/2007	9.38	400
Buy	6/29/2007	9.38	100
Sell	6/29/2007	9.47	100
Buy	6/29/2007	9.45	100
Sell	6/29/2007	9.44	100

Buy/Sell	Executed Date	Price	Quantity
Sell	6/29/2007	9.47	100
Sell	6/29/2007	9.45	100
Sell	6/29/2007	9.35	100
Buy	6/29/2007	9.35	400
Sell	6/28/2007	9.33	43
Buy	6/28/2007	9.31	1700
Sell	6/28/2007	9.31	800
Sell	6/28/2007	9.30	100
Sell	6/28/2007	9.28	100
Sell	6/28/2007	9.43	20
Sell	6/28/2007	9.43	100
Sell	6/28/2007	9.44	100
Sell	6/28/2007	9.43	80
Sell	6/28/2007	9.30	100
Sell	6/28/2007	9.25	100
Sell	6/28/2007	9.26	1
Sell	6/28/2007	9.31	100
Sell	6/28/2007	9.26	99
Sell	6/28/2007	9.37	100
Sell	6/28/2007	9.26	100
Sell	6/28/2007	9.42	100
Sell	6/28/2007	9.27	100
Sell	6/28/2007	9.26	99
Sell	6/28/2007	9.26	1
Sell	6/28/2007	9.45	100
Sell	6/28/2007	9.48	100
Sell	6/28/2007	9.45	150000
Buy	6/28/2007	9.45	150000
Buy	6/27/2007	9.26	1100
Buy	6/27/2007	9.29	100
Buy	6/27/2007	9.28	1100
Sell	6/27/2007	9.27	38
Buy	6/27/2007	9.28	100
Sell	6/27/2007	9.29	100
Buy	6/27/2007	9.27	100
Buy	6/27/2007	9.29	5
Buy	6/27/2007	9.26	100
Sell	6/27/2007	9.29	100
Buy	6/27/2007	9.30	100
Buy	6/27/2007	9.27	100
Buy	6/27/2007	9.30	100
Buy	6/27/2007	9.26	100
Buy	6/27/2007	9.26	100
Buy	6/27/2007	9.28	47
Buy	6/27/2007	9.30	100
Buy	6/27/2007	9.30	100
Buy	6/27/2007	9.25	100
Buy	6/27/2007	9.26	100

Buy/Sell	Executed Date	Price	Quantity
Buy	6/27/2007	9.28	53
Buy	6/27/2007	9.26	100
Buy	6/27/2007	9.32	100
Buy	6/27/2007	9.29	100
Buy	6/27/2007	9.26	200
Buy	6/27/2007	9.26	100
Buy	6/27/2007	9.29	100
Buy	6/27/2007	9.30	100
Buy	6/27/2007	9.29	95
Buy	6/27/2007	9.26	100
Buy	6/27/2007	9.25	100
Buy	6/27/2007	9.26	100
Buy	6/27/2007	9.32	100
Buy	6/27/2007	9.30	100
Sell	6/27/2007	9.30	2500
Buy	6/27/2007	9.30	150000
Sell	6/27/2007	9.30	150000
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.29	100
Buy	6/26/2007	9.29	100
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.24	100
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.27	41
Buy	6/26/2007	9.27	59
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.27	59
Buy	6/26/2007	9.27	41
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.26	40
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.26	60
Buy	6/26/2007	9.27	88
Buy	6/26/2007	9.27	12
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.27	62
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.26	48
Buy	6/26/2007	9.27	12
Buy	6/26/2007	9.27	138

Buy/Sell	Executed Date	Price	Quantity
Buy	6/26/2007	9.25	200
Buy	6/26/2007	9.27	188
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.26	52
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.27	200
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.28	200
Buy	6/26/2007	9.30	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.29	100
Buy	6/26/2007	9.27	35
Buy	6/26/2007	9.27	65
Buy	6/26/2007	9.29	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.29	100
Buy	6/26/2007	9.29	100
Buy	6/26/2007	9.30	100
Buy	6/26/2007	9.30	85
Buy	6/26/2007	9.29	100
Sell	6/26/2007	9.26	1320
Sell	6/26/2007	9.28	14
Buy	6/26/2007	9.26	42
Sell	6/26/2007	9.26	100
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.25	100
Sell	6/26/2007	9.26	100
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.27	80
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.27	20
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.24	100
Buy	6/26/2007	9.25	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.26	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.26	100
Sell	6/26/2007	9.28	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.28	100

Buy/Sell	Executed Date	Price	Quantity
Buy	6/26/2007	9.29	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.26	100
Sell	6/26/2007	9.27	100
Buy	6/26/2007	9.28	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.27	100
Buy	6/26/2007	9.27	100
Sell	6/26/2007	9.30	2200
Sell	6/25/2007	9.23	2380
Sell	6/25/2007	9.26	34
Buy	6/25/2007	9.38	100
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.23	100
Buy	6/25/2007	9.25	90
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.22	100
Buy	6/25/2007	9.23	100
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.25	100
Buy	6/25/2007	9.25	100
Buy	6/25/2007	9.25	100
Buy	6/25/2007	9.23	10
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.23	100
Buy	6/25/2007	9.23	100
Buy	6/25/2007	9.25	100
Buy	6/25/2007	9.25	100
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.25	100
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.39	42
Buy	6/25/2007	9.40	92
Buy	6/25/2007	9.39	100
Buy	6/25/2007	9.40	8
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.39	42
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.39	100
Buy	6/25/2007	9.39	58
Buy	6/25/2007	9.40	200
Buy	6/25/2007	9.39	100
Buy	6/25/2007	9.39	58
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.39	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.39	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.37	100

Buy/Sell	Executed Date	Price	Quantity
Buy	6/25/2007	9.38	100
Buy	6/25/2007	9.37	25
Buy	6/25/2007	9.37	75
Buy	6/25/2007	9.38	100
Buy	6/25/2007	9.38	200
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.26	100
Buy	6/25/2007	9.32	200
Buy	6/25/2007	9.38	200
Buy	6/25/2007	9.25	100
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.22	100
Buy	6/25/2007	9.26	100
Buy	6/25/2007	9.21	100
Buy	6/25/2007	9.34	100
Buy	6/25/2007	9.39	200
Buy	6/25/2007	9.39	100
Buy	6/25/2007	9.39	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.39	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.39	100
Buy	6/25/2007	9.39	59
Buy	6/25/2007	9.39	41
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.26	100
Buy	6/25/2007	9.24	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.27	1200
Buy	6/25/2007	9.41	100
Buy	6/25/2007	9.39	100
Sell	6/25/2007	9.40	100
Buy	6/25/2007	9.38	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.40	100
Buy	6/25/2007	9.40	100
Sell	6/25/2007	9.40	100
Sell	6/25/2007	9.39	100
Sell	6/25/2007	9.39	100
Buy	6/25/2007	9.38	100
Sell	6/25/2007	9.38	100
Sell	6/25/2007	9.37	100
Sell	6/25/2007	9.38	100
Sell	6/25/2007	9.37	100

Buy/Sell	Executed Date	Price	Quantity
Sell	6/25/2007	9.37	100
Sell	6/25/2007	9.38	100
Sell	6/25/2007	9.40	100
Buy	6/25/2007	9.41	100
Sell	6/25/2007	9.40	100
Sell	6/25/2007	9.40	100
Buy	6/25/2007	9.26	500
Sell	6/25/2007	9.24	100
Sell	6/25/2007	9.24	100
Sell	6/25/2007	9.24	100
Sell	6/25/2007	9.24	100
Sell	6/25/2007	9.24	500
Sell	6/25/2007	9.23	100
Sell	6/25/2007	9.23	100
Sell	6/25/2007	9.24	200
Sell	6/25/2007	9.22	100
Sell	6/25/2007	9.22	100
Sell	6/25/2007	9.22	369
Sell	6/25/2007	9.22	400
Sell	6/25/2007	9.22	111
Sell	6/22/2007	9.42	2100
Buy	6/22/2007	9.54	40
Sell	6/22/2007	9.42	14192
Buy	6/22/2007	9.47	100
Buy	6/22/2007	9.48	100
Buy	6/22/2007	9.36	100
Buy	6/22/2007	9.42	100
Buy	6/22/2007	9.46	100
Buy	6/22/2007	9.47	43
Buy	6/22/2007	9.46	57
Buy	6/22/2007	9.47	100
Buy	6/22/2007	9.49	100
Buy	6/22/2007	9.48	100
Buy	6/22/2007	9.42	100
Buy	6/22/2007	9.40	100
Buy	6/22/2007	9.36	100
Buy	6/22/2007	9.38	100
Buy	6/22/2007	9.36	100
Buy	6/22/2007	9.51	100
Sell	6/22/2007	9.47	100
Sell	6/22/2007	9.47	100
Sell	6/22/2007	9.47	100
Sell	6/22/2007	9.47	100
Buy	6/22/2007	9.48	100
Sell	6/22/2007	9.47	100
Sell	6/22/2007	9.39	100

Buy/Sell	Executed Date	Price	Quantity
Sell	6/22/2007	9.43	100
Sell	6/22/2007	9.47	100
Sell	6/22/2007	9.49	100
Sell	6/22/2007	9.47	100
Sell	6/22/2007	9.47	100
Buy	6/22/2007	9.48	100
Sell	6/22/2007	9.49	100
Sell	6/22/2007	9.48	100
Sell	6/22/2007	9.47	100
Sell	6/22/2007	9.46	100
Sell	6/22/2007	9.48	100
Sell	6/22/2007	9.47	100
Sell	6/22/2007	9.39	100
Buy	6/22/2007	9.47	100
Sell	6/22/2007	9.42	100
Sell	6/22/2007	9.47	100
Sell	6/22/2007	9.37	100
Sell	6/22/2007	9.37	100
Sell	6/22/2007	9.48	100
Buy	6/22/2007	9.42	1900
Buy	6/21/2007	9.50	100
Buy	6/21/2007	9.48	100
Buy	6/21/2007	9.46	100
Buy	6/21/2007	9.49	100
Buy	6/21/2007	9.49	300
Sell	6/21/2007	9.46	100
Sell	6/21/2007	9.51	100
Sell	6/21/2007	9.50	100
Sell	6/21/2007	9.48	100
Sell	6/21/2007	9.47	100
Sell	6/21/2007	9.46	100
Sell	6/21/2007	9.47	100
Sell	6/21/2007	9.50	100
Sell	6/21/2007	9.51	92
Sell	6/21/2007	9.51	8

Buy/Sell	Executed Date	Price	Quantity
Sell	6/21/2007	9.49	100
Sell	6/21/2007	9.47	100
Sell	6/21/2007	9.47	19
Sell	6/21/2007	9.47	81
Sell	6/21/2007	9.49	100
Buy	6/21/2007	9.51	15
Sell	6/21/2007	9.51	100
Sell	6/21/2007	9.49	100
Sell	6/21/2007	9.50	100
Sell	6/21/2007	9.50	100
Sell	6/21/2007	9.51	100
Sell	6/21/2007	9.50	100
Sell	6/21/2007	9.49	100
Sell	6/21/2007	9.49	100
Sell	6/21/2007	9.51	100
Buy	6/21/2007	9.47	100
Buy	6/21/2007	9.56	100
Buy	6/21/2007	9.46	100
Sell	6/21/2007	9.49	100
Sell	6/21/2007	9.49	100
Sell	6/21/2007	9.49	100
Sell	6/21/2007	9.50	100
Sell	6/21/2007	9.49	100
Buy	6/21/2007	9.50	100
Sell	6/21/2007	9.49	100
Buy	6/21/2007	9.49	100
Sell	6/21/2007	9.50	100
Buy	6/21/2007	9.51	1100
Sell	6/21/2007	9.48	300
Sell	6/21/2007	9.48	101
Buy	6/20/2007	9.46	100
Buy	6/20/2007	9.35	100
Buy	6/20/2007	9.46	100
Buy	6/20/2007	9.44	100
Sell	6/20/2007	9.44	100
Buy	6/20/2007	9.41	100
Buy	6/20/2007	9.47	100

Buy/Sell	Executed Date	Price	Quantity
Buy	6/20/2007	9.42	100
Buy	6/20/2007	9.46	100
Buy	6/20/2007	9.47	100
Buy	6/20/2007	9.48	100
Sell	6/20/2007	9.48	100
Buy	6/20/2007	9.45	100
Buy	6/20/2007	9.36	100
Buy	6/20/2007	9.36	100
Buy	6/20/2007	9.36	100
Sell	6/20/2007	9.36	100
Buy	6/20/2007	9.36	100
Buy	6/20/2007	9.39	54
Buy	6/20/2007	9.40	100
Buy	6/20/2007	9.40	100
Buy	6/20/2007	9.41	100
Buy	6/20/2007	9.40	46
Buy	6/20/2007	9.38	100
Buy	6/20/2007	9.41	100
Buy	6/20/2007	9.40	100
Sell	6/20/2007	9.40	100
Buy	6/20/2007	9.37	100
Buy	6/20/2007	9.37	100
Buy	6/20/2007	9.38	100
Buy	6/20/2007	9.37	100
Buy	6/20/2007	9.33	100
Sell	6/20/2007	9.54	2100
Buy	6/19/2007	9.29	100
Buy	6/19/2007	9.28	100
Buy	6/19/2007	9.33	100
Buy	6/19/2007	9.33	100
Buy	6/19/2007	9.28	100
Buy	6/19/2007	9.31	100
Buy	6/19/2007	9.31	200
Buy	6/19/2007	9.31	29
Buy	6/19/2007	9.31	200
Buy	6/19/2007	9.36	100
Buy	6/19/2007	9.33	200
Buy	6/19/2007	9.31	71
Buy	6/19/2007	9.33	100
Buy	6/19/2007	9.33	100
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.36	100
Buy	6/19/2007	9.33	100
Buy	6/19/2007	9.35	3
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.33	100
Buy	6/19/2007	9.35	97
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.33	100

Buy/Sell	Executed Date	Price	Quantity
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.31	100
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.31	100
Buy	6/19/2007	9.31	100
Buy	6/19/2007	9.31	100
Buy	6/19/2007	9.36	99
Buy	6/19/2007	9.40	95
Buy	6/19/2007	9.36	100
Buy	6/19/2007	9.37	101
Buy	6/19/2007	9.37	200
Buy	6/19/2007	9.36	1
Buy	6/19/2007	9.36	1
Buy	6/19/2007	9.36	100
Buy	6/19/2007	9.40	100
Buy	6/19/2007	9.40	99
Buy	6/19/2007	9.37	99
Buy	6/19/2007	9.40	5
Buy	6/19/2007	9.37	100
Buy	6/19/2007	9.36	100
Buy	6/19/2007	9.40	100
Buy	6/19/2007	9.37	39
Buy	6/19/2007	9.40	100
Buy	6/19/2007	9.37	100
Buy	6/19/2007	9.37	61
Buy	6/19/2007	9.36	100
Sell	6/19/2007	9.34	100
Sell	6/19/2007	9.28	100
Buy	6/19/2007	9.36	100
Sell	6/19/2007	9.36	100
Buy	6/19/2007	9.31	100
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.36	100
Buy	6/19/2007	9.36	100
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.35	100
Buy	6/19/2007	9.32	100
Sell	6/19/2007	9.31	100
Sell	6/19/2007	9.48	400
Buy	6/18/2007	9.31	100
Buy	6/18/2007	9.31	100
Buy	6/18/2007	9.31	100
Buy	6/18/2007	9.31	100
Buy	6/18/2007	9.31	100
Buy	6/18/2007	9.31	20
Buy	6/18/2007	9.31	80
Buy	6/18/2007	9.31	100
Buy	6/18/2007	9.32	100
Buy	6/18/2007	9.28	100

Buy/Sell	Executed Date	Price	Quantity
Buy	6/18/2007	9.27	100
Buy	6/18/2007	9.29	100
Buy	6/18/2007	9.28	100
Buy	6/18/2007	9.30	100
Sell	6/18/2007	9.27	100
Sell	6/18/2007	9.27	9
Sell	6/18/2007	9.27	100
Sell	6/18/2007	9.27	100
Sell	6/18/2007	9.27	308
Sell	6/18/2007	9.27	100
Sell	6/18/2007	9.27	91
Buy	6/15/2007	9.32	47503
Sell	6/15/2007	9.42	1460
Sell	6/15/2007	9.42	555
Buy	6/15/2007	9.35	100
Sell	6/15/2007	9.34	2020
Buy	6/15/2007	9.34	2020
Buy	6/15/2007	9.32	100
Buy	6/15/2007	9.32	100
Buy	6/15/2007	9.32	100
Buy	6/15/2007	9.32	100
Buy	6/15/2007	9.32	400
Buy	6/15/2007	9.32	100
Buy	6/15/2007	9.32	600
Buy	6/15/2007	9.33	400
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	300
Buy	6/15/2007	9.33	200
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	200
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	300
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	600
Buy	6/15/2007	9.33	400
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	600
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	600
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	100
Buy	6/15/2007	9.33	200
Buy	6/15/2007	9.34	100
Buy	6/15/2007	9.34	100
Buy	6/15/2007	9.35	131
Buy	6/15/2007	9.35	100

Buy/Sell	Executed Date	Price	Quantity
Buy	6/15/2007	9.35	400
Buy	6/15/2007	9.34	169
Buy	6/15/2007	9.35	100
Buy	6/15/2007	9.35	100
Buy	6/15/2007	9.37	100
Buy	6/15/2007	9.38	100
Buy	6/15/2007	9.38	300
Buy	6/15/2007	9.38	100
Buy	6/15/2007	9.37	100
Buy	6/15/2007	9.38	200
Buy	6/15/2007	9.37	800
Sell	6/14/2007	9.46	100
Sell	6/14/2007	9.30	100
Sell	6/14/2007	9.29	100
Sell	6/14/2007	9.29	100
Buy	6/14/2007	9.35	100
Buy	6/13/2007	9.45	375
Sell	6/13/2007	9.45	375
Buy	6/13/2007	9.35	100
Buy	6/13/2007	9.36	100
Buy	6/13/2007	9.40	100
Buy	6/13/2007	9.48	100
Buy	6/13/2007	9.40	457
Sell	6/13/2007	9.45	46561
Buy	6/13/2007	9.45	46561
Sell	6/12/2007	9.28	67
Sell	6/12/2007	9.34	457
Sell	6/12/2007	9.28	1008
Buy	6/12/2007	9.28	1008
Sell	6/11/2007	9.48	100
Sell	6/11/2007	9.48	100
Sell	6/11/2007	9.48	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.48	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.37	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.40	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.42	100
Sell	6/11/2007	9.41	100
Sell	6/11/2007	9.37	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.44	100

Buy/Sell	Executed Date	Price	Quantity
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.46	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.45	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.41	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.41	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.42	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.39	100
Sell	6/11/2007	9.48	2700
Sell	6/11/2007	9.46	3800
Sell	6/11/2007	9.40	83
Sell	6/11/2007	9.37	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.37	100
Sell	6/11/2007	9.37	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.37	100
Sell	6/11/2007	9.37	200
Sell	6/11/2007	9.37	500
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.39	700
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.37	100
Sell	6/11/2007	9.37	100
Sell	6/11/2007	9.37	1300
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.37	200

Buy/Sell	Executed Date	Price	Quantity
Sell	6/11/2007	9.36	200
Sell	6/11/2007	9.38	200
Sell	6/11/2007	9.38	500
Sell	6/11/2007	9.36	100
Sell	6/11/2007	9.37	1200
Sell	6/11/2007	9.38	1100
Sell	6/11/2007	9.38	1000
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	200
Sell	6/11/2007	9.37	17
Sell	6/11/2007	9.38	1100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	300
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	38
Sell	6/11/2007	9.38	200
Sell	6/11/2007	9.38	262
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	200
Sell	6/11/2007	9.38	100

Buy/Sell	Executed Date	Price	Quantity
Sell	6/11/2007	9.38	200
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.38	4
Sell	6/11/2007	9.38	400
Sell	6/11/2007	9.38	396
Sell	6/11/2007	9.39	197
Sell	6/11/2007	9.39	200
Sell	6/11/2007	9.38	300
Sell	6/11/2007	9.38	100
Sell	6/11/2007	9.39	103
Sell	6/11/2007	9.39	900
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.43	2100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	1485
Sell	6/11/2007	9.43	415
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.44	100
Sell	6/11/2007	9.43	2000
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	200
Sell	6/11/2007	9.44	400

Buy/Sell	Executed Date	Price	Quantity
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	496
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.44	900
Sell	6/11/2007	9.43	3204
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	400
Sell	6/11/2007	9.44	200
Sell	6/11/2007	9.43	4500
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	1115
Sell	6/11/2007	9.43	1200
Sell	6/11/2007	9.43	1715
Sell	6/11/2007	9.43	385
Sell	6/11/2007	9.43	136
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	400
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	100
Sell	6/11/2007	9.43	2500
Sell	6/11/2007	9.42	2044
Sell	6/11/2007	9.42	1100
Sell	6/11/2007	9.42	44

Buy/Sell	Executed Date	Price	Quantity
Sell	6/11/2007	9.42	100
Sell	6/11/2007	9.42	900
Sell	6/11/2007	9.42	36
Sell	6/11/2007	9.42	1056
Sell	6/11/2007	9.42	500
Sell	6/11/2007	9.42	100
Sell	6/11/2007	9.42	72
Sell	6/11/2007	9.42	200
Sell	6/11/2007	9.42	100
Sell	6/11/2007	9.42	1000
Sell	6/11/2007	9.42	28
Sell	6/11/2007	9.42	100
Sell	6/11/2007	9.41	49
Sell	6/11/2007	9.42	100
Sell	6/11/2007	9.41	193
Sell	6/11/2007	9.41	807
Sell	6/11/2007	9.41	100
Sell	6/11/2007	9.41	17
Sell	6/11/2007	9.41	100
Sell	6/11/2007	9.41	100
Sell	6/11/2007	9.41	3
Sell	6/11/2007	9.41	100
Sell	6/11/2007	9.41	100
Sell	6/11/2007	9.41	500
Sell	6/11/2007	9.41	100
Sell	6/8/2007	9.33	100

Buy/Sell	Executed Date	Price	Quantity
Sell	6/8/2007	9.33	100
Sell	6/7/2007	0.00	21600
Sell	6/7/2007	9.36	71
Sell	6/7/2007	9.35	29
Sell	6/7/2007	9.33	100
Sell	6/7/2007	9.35	1000
Buy	6/7/2007	9.33	457
Buy	6/6/2007	9.35	100
Buy	6/5/2007	9.29	100
Buy	6/5/2007	9.29	100
Buy	6/5/2007	9.31	100
Buy	6/5/2007	9.31	100
Buy	6/5/2007	9.25	200
Buy	6/5/2007	9.24	2
Buy	6/5/2007	9.24	100
Buy	6/5/2007	9.24	98
Buy	6/5/2007	9.30	100
Buy	6/5/2007	9.30	100
Buy	6/5/2007	9.31	100
Buy	6/5/2007	9.31	200
Buy	6/5/2007	9.24	100
Buy	6/5/2007	9.24	100
Buy	6/5/2007	9.31	100
Buy	6/5/2007	9.24	100
Buy	6/5/2007	9.29	100
Buy	6/5/2007	9.29	100
Buy	6/5/2007	9.31	100
Buy	6/5/2007	9.31	100
Buy	6/5/2007	9.32	100
Buy	6/5/2007	9.32	100
Buy	6/5/2007	9.24	100
Buy	6/5/2007	9.32	100
Buy	6/5/2007	9.25	100
Buy	6/5/2007	9.30	100
Buy	6/5/2007	9.30	200
Buy	6/5/2007	9.30	100
Buy	6/5/2007	9.27	100
Buy	6/5/2007	9.32	100
Buy	6/5/2007	9.29	100
Buy	6/5/2007	9.27	100
Buy	6/5/2007	9.28	100
Buy	6/5/2007	9.27	100
Buy	6/5/2007	9.32	100
Buy	6/5/2007	9.32	100
Buy	6/5/2007	9.29	100
Buy	6/5/2007	9.32	100
Buy	6/5/2007	9.29	100
Buy	6/5/2007	9.27	100
Buy	6/5/2007	9.27	100

Buy/Sell	Executed Date	Price	Quantity
Buy	6/5/2007	9.30	100
Buy	6/5/2007	9.25	200
Buy	6/5/2007	9.25	106
Buy	6/5/2007	9.26	94
Buy	6/5/2007	9.26	100
Buy	6/5/2007	9.27	20
Buy	6/5/2007	9.27	180
Buy	6/5/2007	9.28	100
Buy	6/4/2007	9.39	100
Buy	6/4/2007	9.38	100
Buy	6/4/2007	9.38	100
Buy	6/4/2007	9.38	100
Buy	6/4/2007	9.39	100
Buy	6/4/2007	9.39	100
Buy	6/4/2007	9.39	100
Buy	6/4/2007	9.40	100
Buy	6/4/2007	9.39	100
Buy	6/4/2007	9.38	100
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.38	100
Buy	6/4/2007	9.38	100
Buy	6/4/2007	9.33	83
Buy	6/4/2007	9.33	17
Buy	6/4/2007	9.37	4
Buy	6/4/2007	9.37	96
Buy	6/4/2007	9.37	49
Buy	6/4/2007	9.37	51
Buy	6/4/2007	9.37	14
Buy	6/4/2007	9.37	86
Buy	6/4/2007	9.35	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.35	100
Buy	6/4/2007	9.35	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.35	74
Buy	6/4/2007	9.35	26
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.34	100
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	100
Sell	6/4/2007	9.33	100
Sell	6/4/2007	9.37	100
Buy	6/4/2007	9.38	100
Buy	6/4/2007	9.37	65
Buy	6/4/2007	9.37	35
Buy	6/4/2007	9.38	100
Buy	6/4/2007	9.32	100
Buy	6/4/2007	9.37	35
Buy	6/4/2007	9.37	65
Buy	6/4/2007	9.32	100
Buy	6/4/2007	9.33	83

Buy/Sell	Executed Date	Price	Quantity
Buy	6/4/2007	9.33	17
Buy	6/4/2007	9.33	17
Buy	6/4/2007	9.33	83
Buy	6/4/2007	9.37	96
Buy	6/4/2007	9.37	2
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	2
Buy	6/4/2007	9.35	100
Buy	6/4/2007	9.37	96
Buy	6/4/2007	9.37	63
Buy	6/4/2007	9.37	37
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	4
Buy	6/4/2007	9.37	14
Buy	6/4/2007	9.37	86
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.35	100
Buy	6/4/2007	9.35	100
Buy	6/4/2007	9.35	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.36	100
Buy	6/4/2007	9.34	56
Buy	6/4/2007	9.34	44
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.37	100
Buy	6/4/2007	9.36	77
Buy	6/4/2007	9.36	23
Sell	6/4/2007	9.38	200
Buy	6/1/2007	9.33	200
Sell	6/1/2007	9.34	200
Buy	5/31/2007	9.38	100
Buy	5/31/2007	9.27	100
Buy	5/31/2007	9.26	100
Sell	5/31/2007	9.38	200
Sell	5/31/2007	9.25	100
Buy	5/30/2007	9.39	100
Sell	5/30/2007	9.34	100
Sell	5/30/2007	9.25	100
Buy	5/29/2007	9.47	67
Buy	5/29/2007	9.55	52

Buy/Sell	Executed Date	Price	Quantity
Sell	5/29/2007	9.41	100
Sell	5/29/2007	9.56	11
Sell	5/29/2007	9.56	84
Sell	5/29/2007	9.56	5
Sell	5/29/2007	9.55	100
Sell	5/29/2007	9.55	35
Sell	5/29/2007	9.55	65
Sell	5/25/2007	9.39	100
Sell	5/25/2007	9.38	100
Sell	5/25/2007	9.37	100
Sell	5/25/2007	9.36	100
Sell	5/25/2007	9.37	100
Sell	5/25/2007	9.37	100
Sell	5/25/2007	9.34	48
Sell	5/25/2007	9.34	52
Sell	5/25/2007	9.36	100
Buy	5/24/2007	0.00	21000
Sell	5/24/2007	9.38	100
Sell	5/24/2007	9.38	57
Sell	5/24/2007	9.38	43
Sell	5/24/2007	9.33	5
Sell	5/24/2007	9.33	95
Sell	5/24/2007	9.33	100
Sell	5/24/2007	9.34	100
Sell	5/24/2007	9.37	100
Sell	5/24/2007	9.34	100
Sell	5/24/2007	9.34	80
Sell	5/24/2007	9.34	20
Sell	5/24/2007	9.36	457

Buy/Sell	Executed Date	Price	Quantity
Buy	5/24/2007	9.37	1
Buy	5/23/2007	9.51	2380
Buy	5/23/2007	9.48	49
Buy	5/23/2007	9.50	100
Buy	5/23/2007	9.51	100
Sell	5/23/2007	9.36	300
Buy	5/23/2007	9.51	2380
Buy	5/22/2007	9.45	100
Sell	5/22/2007	9.43	100
Sell	5/22/2007	9.59	10
Buy	5/22/2007	9.48	12120
Sell	5/22/2007	9.48	12120
Sell	5/22/2007	9.54	100
Sell	5/22/2007	9.54	100
Sell	5/22/2007	9.54	200
Sell	5/22/2007	9.54	35
Sell	5/22/2007	9.54	400
Sell	5/22/2007	9.56	100
Sell	5/22/2007	9.54	100
Sell	5/22/2007	9.54	100
Sell	5/22/2007	9.54	2
Sell	5/22/2007	9.54	98
Sell	5/22/2007	9.55	200
Sell	5/22/2007	9.53	100
Sell	5/22/2007	9.53	200
Sell	5/22/2007	9.53	100
Sell	5/22/2007	9.53	200
Sell	5/22/2007	9.54	200
Sell	5/22/2007	9.53	100
Sell	5/22/2007	9.53	100
Sell	5/22/2007	9.54	100
Sell	5/22/2007	9.55	100
Sell	5/22/2007	9.56	100
Sell	5/22/2007	9.56	100
Sell	5/22/2007	9.54	100
Sell	5/22/2007	9.55	100
Sell	5/22/2007	9.55	100
Sell	5/22/2007	9.56	200
Sell	5/22/2007	9.56	100
Sell	5/22/2007	9.56	100
Sell	5/22/2007	9.54	200
Sell	5/21/2007	9.61	200
Buy	5/21/2007	9.58	200

SCHEDULE IV
PROCEEDINGS
     As part of a settlement relating to managing auctions for auction rate securities, the Securities and Exchange Commission (the “Commission”) accepted the offers of settlement of 15 broker-dealer firms, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that respondents (including MLPF&S) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPF&S consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.
     On March 13, 2006, MLPF&S entered into a settlement with the Commission whereby the Commission alleged, and MLPF&S neither admitted nor denied, that MLPF&S failed to furnish promptly to representatives of the Commission electronic mail communications (“e-mails”) as required under Section 17(a) of the Exchange Act and Rule 17a-4(j) thereunder. The Commission also alleged, and MLPF&S neither admitted nor denied, that Merrill Lynch failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, MLPF&S consented to a cease and desist order, a censure, a civil money penalty of $2,500,000, and compliance with certain undertakings relating to the retention of e-mails and the prompt production of e-mails to the Commission.
     In March 2005, Merrill Lynch & Co., Inc. and certain of its affiliates (Merrill Lynch & Co., Inc. and its affiliates collectively, “Merrill Lynch”) reached agreements with the State of New Jersey and the New York Stock Exchange (the “NYSE”) and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts (“FAs”) who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators’ review. The settlement will result in aggregate payments of $13.5 million.
     In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.

     On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals. In 2003, Merrill Lynch agreed to pay $80 million to settle Commission charges that it aided and abetted Enron’s fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the Commission will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch’s continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.
     On or about June 27, 2003, the Attorney General for the State of West Virginia brought an action against the defendants that participated in the April 28, 2003, settlement described below. The action, filed in the West Virginia State Court, alleged that the defendants’ research practices violated the West Virginia Consumer Credit and Protection Act. On September 16, 2005, the Circuit Court of Marshall County, West Virginia, dismissed the case, following an earlier decision by the West Virginia Supreme Court holding that the West Virginia Attorney General lacked authority to bring the claims. On April 28, 2003, the Commission, NYSE, National Association of Securities Dealers, and state securities regulators announced that the settlements-in-principle that the regulators had disclosed on December 20, 2002, had been reduced to final settlements with regard to ten securities firms, including Merrill Lynch. On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with the April 28, 2003 research settlements. The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief, brought to a conclusion the regulatory actions against Merrill Lynch related to its research practices. Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.